Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors
KVH Industries, Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-112341, 333-08491 and 333-67556 on Form S-8 of our reports dated February 13, 2004, with respect to the consolidated balance sheets of KVH Industries, Inc. and Subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and all related financial statement schedules, which reports appear on the consolidated financial statements and on the related schedule are included in the December 31, 2003 Annual Report on Form 10-K of KVH Industries Inc. and Subsidiary.

/s/ KPMG LLP

Providence, Rhode Island
March 12, 2004